UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.2)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
654407105
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)	Page 1 of 6 pages

CUSIP No. 654407105

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1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Min Dong _____________________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	.....................................................................................................................................................................................
(b)	...Not Applicable	.....................................................................................................................................................

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3.	SEC Use Only ....................................................................................................................................................................

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4.	Citizenship or Place of Organization	The People’s Republic of China

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Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power None
6. Shared Voting Power 6,343,910 ordinary shares (Note)
7. Sole Dispositive Power None
8. Shared Dispositive Power 6,343,910 ordinary shares (Note)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	6,343,910 ordinary shares (Note)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ........................................

11.	Percent of Class Represented by Amount in Row (9)	18.1%

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12.	Type of Reporting Person (See Instructions)	IN

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Note: Value Chain International Limited (“Value Chain”) owns 2,002,312 ordinary shares of the Issuer. The Reporting Person and Mr. Shuang Wang are wife and husband and together beneficially own Value Chain’s 2,002,312 ordinary shares of the Issuer through their 100.0% ownership of Value Chain.

In addition, the Reporting Person and Mr. Shuang Wang also directly beneficially own 4,341,598 ordinary shares of the Issuer. Such ordinary shares include (i) 70,592 ordinary shares owned by the Reporting Person, (ii) 79,431 ordinary shares underlying the Reporting Person’s share options that are currently exercisable or exercisable within 60 days of the date of this filing; (iii) 4,006,215 ordinary shares owned by Mr. Shuang Wang, which includes 3,831,301 ordinary shares that Mr. Kin Fai Ng transferred to Mr. Shuang Wang in April, 2006; and (iv) 185,360 ordinary shares underlying Mr. Shuang Wang’s share options that are currently exercisable or exercisable within 60 days of the date of this filing.

Item 1.

(a)	Name of Issuer:

Ninetowns Internet Technology Group Company Limited

(b)	Address of Issuer's Principal Executive Offices

5th Floor, Union Plaza

20 Chaowai Street, Chaoyang District

Beijing 100020, People’s Republic of China

Item 2.

(a)	Name of Person Filing
Min Dong
(b)	Address of Principal Business Office or, if none, Residence

c/o Ninetowns Internet Technology Group Company Limited

5th Floor, Union Plaza

20 Chaowai Street, Chaoyang District

Beijing 100020, People’s Republic of China

(c)	Citizenship
The People’s Republic of China
(d)	Title of Class of Securities
Ordinary Shares
(e)	CUSIP Number
654407105
Item 3.	Not applicable
Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
6,343,910 ordinary shares (Note)
(b)	Percent of class:
18.1%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:
None

(ii)	Shared power to vote or to direct the vote:
6,343,910 ordinary shares (Note)
(iii)	Sole power to dispose or to direct the disposition of :
None
(iv)	Shared power to dispose or to direct the disposition of :
6,343,910 ordinary shares (Note)

Note: Value Chain International Limited (“Value Chain”) owns 2,002,312 ordinary shares of the Issuer. The Reporting Person and Mr. Shuang Wang are wife and husband and together beneficially own Value Chain’s 2,002,312 ordinary shares of the Issuer through their 100.0% ownership of Value Chain.

In addition, the Reporting Person and Mr. Shuang Wang also directly beneficially own 4,341,598 ordinary shares of the Issuer. Such ordinary shares include (i) 70,592 ordinary shares owned by the Reporting Person, (ii) 79,431 ordinary shares underlying the Reporting Person’s share options that are currently exercisable or exercisable within 60 days of the date of this filing; (iii) 4,006,215 ordinary shares owned by Mr. Shuang Wang, which includes 3,831,301 ordinary shares that Mr. Kin Fai Ng transferred to Mr. Shuang Wang in April, 2006; and (iv) 185,360 ordinary shares underlying Mr. Shuang Wang’s share options that are currently exercisable or exercisable within 60 days of the date of this filing.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007
Signature: /s/ Min Dong
Min Dong